Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

August 22, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Rebecca Marquigny, Esquire

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Ms. Marquigny:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide Destination 2010 Fund, Nationwide Destination 2020 Fund, Nationwide Destination 2025 Fund, Nationwide Destination 2030 Fund, Nationwide Destination 2035 Fund, Nationwide Destination 2040 Fund, Nationwide Destination 2045 Fund, Nationwide Destination 2050 Fund, Nationwide Destination 2055 Fund, Nationwide Destination 2060 Fund, and Nationwide Destination Retirement Fund (each, a “Fund” and collectively, the “Funds”), below you will find the Registrant’s responses to the comments conveyed by you on August 1, 2019, with regard to Post-Effective Amendment No. 251 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 18, 2019, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a filing made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Fund Summary: Nationwide Destination 2010 Fund

1.
Comment: Given that each of the Nationwide Destination 2010 Fund and Nationwide Destination Retirement Fund are designed for investors who have already retired, consider whether preservation of capital should be included in each Fund’s principal investment objective.

Response: The Registrant respectfully declines to make these changes.  The Funds’ objectives, as stated, are qualified by their current asset allocations. In addition, the Registrant notes that each Fund’s investment objective is a non-fundamental policy that can be changed only with the approval of the Registrant’s Board of Trustees and upon 60 days’ written notice to shareholders.

2.	Comment: As the Fund does not appear to have a fee waiver or expense cap, please delete references in the preamble to the expense example that discuss the expense limit and/or fee waiver.

Response: The Registrant has deleted the references as requested.

3.
Comment: For the Nationwide Destination 2010 Fund, please provide a supplemental explanation of the last paragraph under “Principal Investment Strategies.” Given that it is nearly ten years past the Fund’s target retirement date, explain what, if any, recommendations the Adviser made to the Board, how the Board responded, and the effect on Funds and shareholders.

Response: Pursuant to a recommendation by Nationwide Fund Advisors, investment adviser to the Funds, the Board of Trustees of the Funds approved the merger of the Nationwide Destination 2010 Fund into the Nationwide Destination Retirement Fund at its June 11, 2019 meeting.  Assuming the appropriate filings are made, the merger is likely to occur during the fourth quarter of 2019.

Fund Summary: Nationwide Destination 2045 Fund, Nationwide Destination 2050 Fund, and Nationwide Destination 2055 Fund

4.
Comment: For each of the Nationwide Destination 2045 Fund, Nationwide Destination 2050 Fund, and Nationwide Destination 2055 Fund, please update the investment allocation percentages under Principal Investment Strategies” as appropriate.

Response: The Registrant confirms that the allocation percentages are accurate as currently stated.

U.S. Securities and Exchange Commission

5.	Comment: Supplementally explain any differences in management between the Nationwide Destination 2015 Fund and the Nationwide Destination Retirement Fund, including any material differences.

Response:  As of the date of its most recent prospectus, the Nationwide Destination 2015 Fund allocated approximately 30% of its net assets in U.S. stocks (including smaller company stocks), approximately 14% in international stocks, and approximately 56% in fixed-income securities.  In contrast, the Nationwide Destination Retirement Fund allocates approximately 65% of its net assets in fixed-income securities, approximately 25% in U.S. stocks (including smaller company stocks), and approximately 10% in international stocks.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire